Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

05005400

12th January 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited

We enclose for your information a copy of a press release issued on 12th January 2005 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

dlw 1/27

S:\Win\PR-Announcement\PRelease\MOIL\MOIL-corrs.doc

Mandarin Oriental International Limited

Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-29..

MANDARIN ORIENTAL
THE HOTEL GROUP

To: Business Editor

For immediate release

MANDARIN ORIENTAL EXERCISES ITS OPTION TO DISPOSE OF ITS 40% OWNERSHIP INTEREST IN KAHALA MANDARIN ORIENTAL, HAWAII

12th January 2005 – Mandarin Oriental International Limited ('Mandarin Oriental') announced today that its wholly owned subsidiary, Mandarin Oriental Holdings (USA), Inc., (the 'Company'), has exercised a put option to require its partner, Kahala Royal Corporation ('KRC'), to purchase the Company's 40% interest in the partnership (the 'Put Option') that leases the Kahala Mandarin Oriental hotel in Hawaii (the 'Hotel') pursuant to its rights under the partnership agreement.

The Put Option was granted to the Company in 1995 by KRC to ensure a satisfactory return to the Company on its investment, and is only available for exercise between 1st January and 1st March 2005. KRC's controlling shareholder is the subject of bankruptcy proceedings in Japan. KRC has six months to complete the purchase, and the Company's rights under the Put Option are secured by KRC's 60% interest in the partnership.

Under the partnership agreement, if the sale completes, the consideration for the sale would be US$94 million, which includes the repayment of US$10 million partnership debt owed to the Company. Assuming satisfactory completion, the post-tax gain on this disposal is expected to be about US$36 million that would only be recognized on completion. The sale proceeds received will be applied towards the Group's general corporate purposes, including pursuing its development strategy.

Mandarin Oriental Hotel Group will continue to manage the Hotel under existing management contracts, although completion of the sale will give KRC the right to terminate the management contracts. Since Mandarin Oriental's involvement, the Hotel has been successfully repositioned as a leading resort in Hawaii achieving AAA Five Diamond status in 2003 and 2004.

As at 31st December 2003 the carrying value of the Company's interest in the partnership, including partnership debt, was US$45 million, and for the year ended 31st December 2003 its share of profits, management fees and licence fees generated was some US$3 million.

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Mandarin Oriental Hotel Group is the award-winning owner and operator of some of the world's most prestigious hotels and resorts, currently operating 21 luxury properties with a further five under development in Hong Kong, Riviera Maya, Mexico and Tokyo (2005), Prague (2006) and Boston (2007). In total, Mandarin Oriental now operates, or has under development, approximately 8,000 rooms in 14 countries with 12 hotels in Asia, nine in The Americas and five in Europe. Mandarin Oriental International Limited is a publicly listed company and is a member of the Jardine Matheson Group.

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For further information, please contact:

Mandarin Oriental Hotel Group International Limited
Jill Kluge — 44 (20) 7529 9600
e-mail: jillk@mohg.com

Sally de Souza — (852) 2895 9160
e-mail: sallydes@mohg.com

Danielle DeVoe — (1) 212 399 3938 ext. 27
e-mail: ddevoe@mohg.com

John R. Witt — (852) 2895 9131
e-mail: johnw@mohg.com

Golin/Harris Forrest
Kennes Young — (852) 2501 7987

This and other Group announcements can be accessed through the Internet at 'www.mandarinoriental.com'.